Exhibit 99.4

Consent of Independent Registered Public Accounting Firm

We consent to (i) the reference to our Firm under the caption “Experts”, which appears in the Annual Information Form in Exhibit 99.1, (ii) the use of our report dated December 9, 2025, with respect to the consolidated balance sheets of VersaBank (the Bank) as at October 31, 2025 and October 31, 2024 and the consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for the years ended October 31, 2025 and October 31, 2024 included as Exhibit 99.2 in its Annual Report on Form 40-F filed with the Securities and Exchange Commission, and (iii) the incorporation by reference of our report dated December 9, 2025 in the Registration Statement (Form F-10/A No. 333-283077) of the Bank.

/s/

Ernst & Young LLP

Chartered Professional Accountants

Licensed Public Accountants

London, Canada

December 9, 2025